Federal Express Corporation

3610 Hacks Cross Road

Memphis, Tennessee 38125

July 15, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Federal Express Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended May 31, 2013, which was filed with the U.S. Securities and Exchange Commission on July 15, 2013.

Respectfully submitted,

Federal Express Corporation

By:	/s/ M. Rush O’Keefe, Jr.
M. Rush O’Keefe, Jr.
Senior Vice President and General Counsel